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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 10
                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 10 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

        ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        On April 28, 1997, the Court entered a Consent Order on Plantiffs' Motion for a Preliminary Injunction regarding the scheduling of Healthdyne's 1997 Annual Meeting of Shareholders. Healthdyne agreed to hold the Annual Meeting on July 30, 1997, as presently scheduled. If Plantiffs change the offer price or form of consideration in their tender offer for the shares of Healthdyne within fifteen (15) calandar days of the meeting date, Healthdyne may postpone the meeting to a date not later than fifteen (15) days from the date of such a change. However, in the event that such a postponement would require the setting of a new record date under applicable Georgia law, Healthdyne may not postpone the meeting but may instead adjourn the meeting to a date not later than the above-described fifteen (15) day period.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit 42 -- Consent Order entered on April 28, 1997 on Plantiffs' Motion for
              Preliminary Injunction Regarding the Annual Shareholders' Meeting

Exhibit 43 -- Press release issued by Healthdyne on April 28, 1997
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer

Dated: April 28, 1997
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                                                                      EXHIBIT 42

                          UNITED STATES DISTRICT COURT
                          NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION




                                         )
    INVACARE CORPORATION, et al.,        )
                                         )
                                         )
                            Plaintiffs,  )
                                         )
                                         )
                v.                       )    CIVIL ACTION: 1:97-CV-0205-CC
                                         )
    HEALTHDYNE TECHNOLOGIES, INC.,       )
    et al.,                              )
                                         )
                            Defendants.  )
                                         )



                      CONSENT ORDER ON PLAINTIFFS' MOTION
                     FOR A PRELIMINARY INJUNCTION REGARDING
                        THE ANNUAL SHAREHOLDERS MEETING


     WHEREAS, plaintiffs have filed a motion for a preliminary injunction seeking to require defendant Healthdyne Technologies, Inc. ("Healthdyne") to hold its annual shareholders meeting on or before June 30, 1997; and

     WHEREAS, plaintiffs contend that Georgia law, Healthdyne's bylaws, and the director defendants' fiduciary duties require that the annual meeting be scheduled on or before June 30, 1997; and

     WHEREAS, defendants have scheduled the annual shareholders' meeting for July 30, 1997, have set June 23, 1997 as the record date for said meeting, and contend that they have valid reasons for doing so and that they are permitted to do so both by the Georgia Business Corporation Code and their fiduciary duties; and


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     WHEREAS, the parties desire to resolve this dispute about the annual meeting by agreement in order to avoid the time, expense, and uncertainty of litigation, and desire to fix a date for the annual shareholders' meeting, but without prejudice to the positions of either the plaintiffs or the defendants; and

     WHEREAS, it appears to the Court that the parties have consented to and requested the entry of this Order,

     IT IS HEREBY ORDERED that the defendants shall hold Healthdyne's annual shareholders' meeting on July 30, 1997; provided, however, that if plaintiffs change the offer price or form of consideration in their tender offer for the shares of Healthdyne within fifteen (15) calendar days of the meeting date, then defendants may postpone the meeting to a date not later than fifteen (15) calendar days from the latest date of any such change, unless a postponement would require setting a new record date under O.C.G.A. Section 14-2-707(b), in which case defendants may not postpone such meeting, but may instead adjourn the meeting to a date not later than fifteen (15) calendar days from the latest date of any such change. Solely in the situation where an adjournment, instead of a postponement, is necessary under the terms of this Order to preserve the record date, plaintiffs will vote their shares and their proxies in favor of such an adjournment. IT IS FURTHER ORDERED that the record date for said meeting and any such postponed or adjourned meeting shall remain June 23, 1997 and that defendants shall take or cause to be taken all steps necessary to hold the meeting in accordance with the terms of this Order. Any party may petition the Court for relief from this Order. Upon entry of this Order, the plaintiffs' motion for a preliminary injunction regarding the annual shareholders' meeting is withdrawn.


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Date:  April 28, 1997                  /s/ Clarence Cooper
                                       ------------------------
                                       Clarence Cooper, Judge
                                       United States District Court for the
                                       Northern District of Georgia


CONSENTED TO AND PRESENTED BY:


KING & SPALDING                        TROUTMAN SANDERS LLP


/s/ M. Robert Thornton                 /s/ John M. Bowler
----------------------------           -------------------------------
M. Robert Thornton                     Winifred D. Simpson
Georgia Bar No. 710475                 Georgia Bar N. 648275
Michael R. Smith                       John M. Bowler
Georgia Bar No. 661689                 Georgia Bar No. 071770
David J. Onorato                       NationsBank Plaza
Georgia Bar No. 553826                 600 Peachtree Street, N.E.
191 Peachtree Street, N.E.             Suite 5200
Atlanta, Georgia 30303                 Atlanta, Georgia 30308-2216
Telephone: (404) 572-4600              Telephone: (404) 885-3000
Facsimile: (404) 572-5100              Facsimile: (404) 885-3900
Attorneys for Plaintiffs               Attorneys for Defendants


OF COUNSEL:                            OF COUNSEL:

SIMPSON THACHER & BARTLETT             SKADDEN, ARPS, SLATE, MEAGHER &
425 Lexington Avenue                     FLOM (DELAWARE)
New York, New York 10017               P. O. Box 636
(212) 455-2000                         Wilmington, Delaware 19899
                                       (302) 651-3000



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                                                                      EXHIBIT 43

HEALTHDYNE TECHNOLOGIES                                    M. WAYNE BOYLSTON
ANNOUNCES RESOLUTION OF                                    APRIL 28, 1997
ANNUAL MEETING DATE DISPUTE                                (770)499-1212


FOR IMMEDIATE RELEASE


     Marietta, Georgia, April 28, 1997 -- Healthdyne Technologies, Inc. (Nasdaq: HDTC) announced today that Invacare Corporation has agreed to withdraw its motion seeking to compel the Company to schedule the Company's 1997 Annual Meeting of Shareholders by June 30, 1997. As set forth in a Consent Order signed by the United States District Court, Northern District of Georgia, the parties agreed that the Annual Meeting would be held as previously scheduled by the Company's Board of Directors on July 30, 1997. If, within 15 days prior to the meeting, Invacare changes either the offer price or the form of consideration it is offering in its hostile tender offer for the Company's shares, the Company may postpone or adjourn the meeting to a date not later than 15 days from such a change, provided that the delay in the meeting date would not require the Company to set a new record date. The Order provides that either party can apply to the court for relief from its terms.

     Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

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                            PARTICIPANT INFORMATION

     In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range

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of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).


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